UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of EuroDry Ltd. (the "Company") announcing the results of the Company's 2024 Annual Meeting of Shareholders held on July 16, 2024.

This Report on Form 6-K (which includes Exhibit 1) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: July 17, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

EuroDry Ltd. Announces Results of Its 2024 Annual General Meeting of Shareholders

Maroussi, Athens, Greece – July 17, 2024 – EuroDry Ltd. (NASDAQ: EDRY), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today the official results of its Annual General Meeting of Shareholders held at the offices of Seward & Kissel LLP, 901 K Street NW, Suite 800, Washington, DC 20001, on Tuesday, July 16, 2024 at 11:30 a.m.  The following proposals were approved by the Company’s shareholders:

1. Mr. Panagiotis Kyriakopoulos was re-elected as Class A Director to serve for a term of three years until the Company’s 2027 Annual Meeting of Shareholders ("Proposal One"); and

2. Deloitte Certified Public Accountants, S.A. was approved as the Company's independent auditors for the fiscal year ending December 31, 2024 ("Proposal Two").

The Notice of the Annual Meeting and Proxy Materials are available on the Securities and Exchange Commission’s website at www.sec.gov and on the Company’s website at www.eurodry.gr.

About EuroDry Ltd.
EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 13 vessels, including 5 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 13 drybulk carriers have a total cargo capacity of 918,502 dwt.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com